UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RELMADA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75955J 204

(CUSIP Number)

Matthew D. Eitner

Chief Executive Officer

Laidlaw & Company (UK) Ltd.
546 Fifth Avenue, 5th Floor,
New York, NY 10036
(212) 953-4900

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955J 204
1	Names of reporting persons Laidlaw & Company (UK) Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization England & Wales
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person BD

CUSIP No. 75955J 204
1	Names of reporting persons Matthew D. Eitner
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,136,605[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,136,605[1]
11	Aggregate amount beneficially owned by each reporting person 1,136,605[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.62%[2]
14	Type of reporting person IN

1 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (including 111,247 shares of Common Stock underlying warrants and restricted stock awards), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 544,312 shares of Common Stock registered in the name of Mr. Ahern (including 111,246 shares of Common Stock underlying warrants and restricted stock awards).

2 Calculated based on 11,592,278 shares of the Common Stock outstanding as of November 18, 2015, as reported in the Issuer’s Schedule 14A filed with the SEC on November 27, 2015 (“Schedule 14A”), and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons James P. Ahern
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,136,605[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,136,605[3]
11	Aggregate amount beneficially owned by each reporting person 1,136,605[3]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.62%[4]
14	Type of reporting person IN

3 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (including 111,247 shares of Common Stock underlying warrants and restricted stock awards), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 544,312 shares of Common Stock registered in the name of Mr. Ahern (including 111,246 shares of Common Stock underlying warrants and restricted stock awards).

4 Calculated based on 11,592,278 shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons Dr. John H. Leaman
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Dr. Todd Johnson
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Benjamin H. Snedeker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons David Buchen
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Timothy S. Callahan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 5, 2015 (the “First Amendment”), Amendment No. 2 filed with the SEC on December 7, 2015 (the “Second Amendment”) and Amendment No. 3 filed with the SEC on December 8, 2015 (the “Third Amendment” and together with the Original Schedule 13D, the First Amendment and the Second Amendment, the “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Relmada Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 757 Third Avenue, Suite 2018, New York, NY 10017.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 8, 2015, James P. Ahern purchased 2,200 shares of Common Stock for an aggregate purchase price of $5,444.34. The source of funding for the purchase of Common Stock was the personal funds of Mr. Ahern.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 9, 2015, Matthew D. Eitner and Mr. Ahern, the members of the Shareholder Value Creation Committee issued, via press release, an open letter to the Issuer’s shareholders (the “December 9 Press Release”). The full text of the December 9 Press Release is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

The first two paragraphs of Item 5(a)-(b) are hereby amended and restated as follows:

(a)-(b) As of December 9, 2015, the Reporting Persons beneficially owned, in the aggregate, and each of Mr. Eitner and Mr. Ahern beneficially owned, in the aggregate, 1,136,605 shares of Common Stock, representing approximately 9.62% of the Issuer’s outstanding shares of Common Stock (based upon 11,592,278 shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A, as adjusted for shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern5). Such shares of Common Stock include an aggregate of 914,112 shares of Common Stock beneficially owned by Mr. Eitner and Mr. Ahern, representing 7.74% of the Issuer’s outstanding shares of Common Stock, as adjusted, and an additional 222,493 shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern, representing approximately 1.88% of the Issuer’s outstanding shares of Common Stock, as adjusted.

As of December 9, 2015, each of Mr. Eitner and Mr. Ahern may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), 1,136,605 shares of Common Stock, including (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, including 111,247 shares of Common Stock underlying warrants and restricted stock awards, (or 5.00% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are held by Mr. Eitner6), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, (or 0.06% of the Issuer’s outstanding Common Stock as reported in the Schedule 14A) and (iii) 544,312 shares of Common Stock registered in the name of Mr. Ahern, including 111,246 shares of Common Stock underlying warrants and restricted stock awards, (or 4.65% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are held by Mr. Ahern7). Each of Mr. Eitner and Mr. Ahern disclaims beneficial ownership of shares not registered in their respective names for all other purposes.

5 The adjusted number of outstanding shares of Common Stock (11,814,771) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern (222,493) to the number of shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A (11,592,278).

6 The adjusted number of outstanding shares of Common Stock (11,703,525) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards held by Mr. Eitner (111,247) to the number of shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A (11,592,278).

7 The adjusted number of outstanding shares of Common Stock (11,703,524) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards held by Mr. Ahern (111,246) to the number of shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A (11,592,278).

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The following table sets forth a list of all transactions with respect to the Common Stock effected since the filing of the Third Amendment by any of the Reporting Persons, inclusive of transactions effected through December 9, 2015. There have been no transactions in shares of the Issuer, to the best of the knowledge of the Reporting Persons, by any of the persons listed on Schedule A of the Schedule 13D since the filing of the Third Amendment. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Trade Date	Settlement Date	No. of Shares	Price Per Share ($)	Transaction Type

James P. Ahern	12/8/2015	12/11/2015	2,200	$2.4747	Purchase

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

99.9	Press Release, dated December 9, 2015, issued by the Shareholder Value Creation Committee.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Matthew D. Eitner
Name: Matthew D. Eitner
Title: Chief Executive Officer

/s/ Matthew D. Eitner
Matthew D. Eitner
Individually and as attorney-in-fact for Dr. John H. Leaman, Dr. Todd Johnson, Benjamin H. Snedeker, David Buchen and Timothy S. Callahan

/s/ James P. Ahern
James P. Ahern